SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company U.S. Employees’ Profit Sharing

and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’ Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007—is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 25, 2008

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments, at fair value	$241,491,101	$221,292,142

Receivables:
Participating employer contributions	10,225,868	8,157,551

Total assets	251,716,969	229,449,693

LIABILITIES:
Current liabilities	132,908	132,908

Total liabilities	132,908	132,908

NET ASSETS AVAILABLE FOR BENEFITS	$251,584,061	$229,316,785

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment income:
Interest and dividends	$13,273,389
Loan repayment interest	257,111

Total investment income	13,530,500

Contributions:
Participating employers	10,209,338
Participants	15,039,251
Rollovers	1,074,766

Total contributions	26,323,355

Net appreciation in fair value of investments	9,911,476

Total additions	49,765,331

DEDUCTIONS:
Benefits paid to participants	27,440,276
Other expenses	57,779

Total deductions	27,498,055

INCREASE IN NET ASSETS	22,267,276

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	229,316,785

End of year	$251,584,061

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Merrill Lynch Trust Company, FSB serves as Trustee and Custodian of the Plan.

Contributions and Eligibility—

a)	Deferred Contribution—The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media, Inc. (d/b/a Ford Motor Media), TeamDetroit, Inc., JWT Specialized Communications, Inc., the Geppetto Group, Inc., Brouillard Communications, Inc., JWT Technology LLC, MJM Creative Services, Inc. and WPP Group USA, Inc. (each an indirect wholly-owned subsidiary of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. In addition, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Participating employees who are non-highly compensated may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. Participating employees, who are considered highly compensated employees (as defined by the Internal Revenue Service (“IRS”)), may contribute between 1% and 18% (up to the annual federal dollar limit for these contributions). For Plan years 2007 and 2006, participating compensation is limited to $225,000 and $220,000, respectively.

b)	Matching Contribution—The relevant Participating Employer determines annually, whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

c)	Catch-Up Contributions—Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

d)	Profit Sharing Contribution—The Profit Sharing portion of the Plan is available to all eligible U.S. employees of the Participating Employers, except that all employees of JWT Specialized Communications, Inc. are not eligible for profit sharing contributions. Eligible employees must have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting—Deferred Contributions, Catch-Up contributions and their related earnings are 100% vested and non-forfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Amounts—At December 31, 2007 and 2006, forfeited non-vested amounts totaled $223,862 and $156,042, respectively.

Participant Loans—The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. Interest, charged at a fixed rate on loans, is a commercially reasonable rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans, which would be made under similar circumstances. Borrowers earn only this fixed rate of interest on their outstanding loan balance. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During Plan years 2007 and 2006, the interest rates on loans ranged from 5% to 11%.

Payment of Benefits—Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59 1/2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-Up Contributions, including earnings thereon. In addition, Rollover Contributions or Voluntary Contributions may be withdrawn at any time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides various investment options. The Plan’s mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition—Investments are stated at fair value, which is determined by reference to quoted market prices of securities traded on a national securities exchange. Securities transactions are recorded on a trade-date basis (the date the order to buy or sell is executed). The market value of the securities at the beginning of the Plan year or at time of purchase during the year is used to establish the basis of securities sold.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

3. INVESTMENTS

The Plan’s investments are held in a trust fund. The following is a schedule of investments that represent 5% or more of total net assets available for benefits as of December 31, 2007 and 2006:

	2007		2006
Description of Investment	Shares	$ Value	Shares	$ Value
Alger Midcap Growth Institutional Portfolio	1,117,232	21,339,130	959,642	16,246,734
Blackrock Government	1,877,933	20,018,763	1,758,317	18,866,741
Blackrock Government GRW I	1,054,394	25,263,282	1,082,232	21,547,234
Davis NY Venture Fund CL Y	350,696	14,185,664	516,137	20,103,515
ML Equity Index Trust	811,101	14,251,043	844,153	14,080,480
Merrill Lynch Retirement Preservation Trust	29,842,173	29,842,176	29,536,688	29,536,688
MRJ Value Equity Fund	19,482,026	27,298,335	977,255	20,600,536
Pimco Total Return Fund	1,827,804	19,539,228	1,667,234	17,305,892
Thornburg International Value Fund CL 1	764,758	25,917,638	653,063	18,945,373

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $9,911,476 as follows:

WPP Group plc stock	$(598,613)
Trusts	751,493
Mutual funds	9,758,596

Total net appreciation	$9,911,476

4. PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

5. FEDERAL INCOME TAXES

The Internal Revenue Service (“IRS”) has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-Up Contributions or Matching Contributions or on income earned by the Plan. Upon termination of employment, lump-sum distributions made by the Plan to participants, their estates, or beneficiaries in excess of the participants’ Voluntary Contributions, are subject to federal income taxes. Distributions representing Voluntary Contributions are not taxable.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by Merrill Lynch Investment Managers, LP and Merrill Lynch Trust Company, FSB, who are the Trustee and Custodian of the Plan, respectively. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the American Depositary Receipts of WPP Group plc (“WPP”), a party-in-interest. The Plan had 159,592 shares of WPP stock valued at $10,260,185 at December 31, 2007 and 166,423 shares valued at $11,280,154 at December 31, 2006.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

EIN: 13-1378860	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
PN: 010	SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

WPP Group plc *	Common stock	**	$10,260,185
ML Ret Preservation Trust *	Common/Collective Trust	**	29,842,176
Fidelity Adv Intl T	Mutual fund	**	7,733,983
Alger MidCap Grw Instl Port	Mutual fund	**	21,339,130
ML Equity Index Trust *	Mutual fund	**	14,251,043
Blackrock Government*	Mutual fund	**	20,018,763
Blackrock Government Fund GRW I*	Mutual fund	**	25,263,282
Pimco Total Return Fund	Mutual fund	**	19,539,228
Allianz NFJ Small-Cap Val A AD	Mutual fund	**	8,778,807
Lord Abbett Mid Cap Value FD Y	Mutual fund	**	10,442,051
Thornburg Inter Value CL I	Mutual fund	**	25,917,638
Fidelity Adv Small Cap FD CL T	Mutual fund	**	3,241,832
Davis NY Venture CL Y	Mutual fund	**	14,185,664
MRJ Value Equity Fund	Managed Fund	**	27,298,335
Cash and accrued income			64,898
Participant Loans	Participant loans (maturing 2008 to 2027 at interest rates of 5% to 11%)		3,314,087

Total assets			$241,491,101

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 27, 2008	By:	/s/ Donna Matteo
Name: Donna Matteo
Title: Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm